MANAGEMENT'S DISCUSSION AND ANALYSIS
November 4, 2016
The following discussion and analysis is management's opinion of TransGlobe's historical financial and operating results and should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the Company for the three and nine months ended September 30, 2016 and 2015 and the audited Consolidated Financial Statements and management's discussion and analysis ("MD&A") for the year ended December 31, 2015 included in the Company’s annual report. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.
READER ADVISORIES
Forward Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, anticipated increases or decreases to the Company's reserves and production, collection of accounts receivable from the Egyptian Government, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situation in Egypt, reserve estimates, management’s expectation for results of operations for 2016, including expected 2016 average production, funds flow from operations, the capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Q3-2016	1

MANAGEMENT STRATEGY AND OUTLOOK
The Q4-2016 outlook provides information as to management’s expectation for results of operations for Q4-2016. Readers are cautioned that the Q4-2016 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to commodity prices and fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in Egypt, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.
Q4-2016 Outlook
It is expected that Q4-2016 production will average approximately 12,800 Bopd, exiting the year in the 13,000 to 14,000 Bopd range.  Funds flow in any given period is dependent upon the timing of crude oil tanker-liftings and the market price of the crude sold. Because these factors are difficult to accurately predict, the Company has not provided funds flow guidance for 2016. Funds flow and crude oil inventory levels are expected to fluctuate significantly from quarter to quarter due to the timing of liftings.
2016 Capital Budget
To the end of Q3-2016 the Company had spent $17.8 million on capital expenditures (inclusive of capitalized G&A). In total, the Company anticipates that capital expenditures will amount to approximately $34 million (~$38 million inclusive of capitalized G&A) in 2016.
The Company also continues to actively pursue opportunities to grow through strategic acquisitions. The oil price downturn that began in 2014 has created potential opportunities in the market. TransGlobe committed significant resources to examine these opportunities in 2016.
NON-GAAP FINANCIAL MEASURES
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

Reconciliation of Funds Flow from Operations
	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2016	2015	2016	2015
Cash flow from operating activities	(14,857)	28,741	(7,420)	71,112
Changes in non-cash working capital	17,204	(30,238)	8,963	(68,906)
Funds flow from operations[1]	2,347	(1,497)	1,543	2,206
[1]   Funds flow from operations does not include interest or financing costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.
Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses, current taxes and selling costs. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly-traded oil exploration and production company whose activities are concentrated in the Arab Republic of Egypt (“Egypt”).

2	Q3-2016

SELECTED QUARTERLY FINANCIAL INFORMATION

	2016			2015				2014
(000s, except per share, price and volume amounts)	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4
Average production volumes (Bopd)	11,733	11,472	12,058	13,425	14,683	15,064	14,886	15,172

Inventory volumes (Bbl)	729,403	706,577	734,872	923,106	350,869	253,325	179,730	—
Average sales volumes (Bopd)	11,485	11,783	14,126	7,205	13,620	14,251	12,876	15,139
Average sales price ($/Bbl)	34.43	30.27	22.58	32.38	39.35	48.31	46.82	66.41
Oil sales	36,376	32,461	29,022	21,460	49,307	62,647	54,251	92,488
Oil sales, net of royalties	20,704	19,786	17,427	3,979	24,700	33,960	29,573	52,340
Cash flow from operating activities	(14,857)	6,011	1,426	6,414	28,741	24,323	18,048	113,422
Funds flow from operations[1]	2,347	2,026	(2,830)	(11,108)	(1,497)	6,991	(3,288)	15,932
Funds flow from operations per share
- Basic	0.03	0.03	(0.04)	(0.15)	(0.02)	0.09	(0.04)	0.21
- Diluted	0.03	0.03	(0.04)	(0.15)	(0.02)	0.09	(0.04)	0.19
Net earnings (loss)	(25,369)	(12,050)	(16,249)	(35,255)	(46,568)	(12,580)	(11,197)	(50,571)
Net earnings (loss) - diluted	(25,369)	(12,050)	(16,249)	(35,255)	(54,159)	(12,580)	(13,577)	(63,384)
Net earnings per share
- Basic	(0.35)	(0.17)	(0.23)	(0.49)	(0.64)	(0.17)	(0.15)	(0.67)
- Diluted	(0.35)	(0.17)	(0.23)	(0.49)	(0.68)	(0.17)	(0.17)	(0.77)
Dividends paid	—	—	—	1,805	3,594	3,703	3,763	3,762
Dividends paid per share	—	—	—	0.025	0.05	0.05	0.05	0.05

Total assets	414,363	433,013	441,624	455,500	501,808	599,744	614,345	654,058
Cash and cash equivalents	100,405	124,308	122,031	126,910	126,874	122,961	126,101	140,390
Convertible debentures	74,854	70,639	66,506	63,848	65,682	74,421	65,511	69,093
Debt-to-funds flow ratio[2]	(7.8)	(5.3)	(7.9)	(7.2)	3.6	1.5	0.8	0.6
[1]   Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

[2]   Debt-to-funds flow ratio is measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies.

During the third quarter of 2016, TransGlobe:

•
Maintained a strong balance sheet, reporting positive working capital of $53.0 million (including cash and cash equivalents of $100.4 million and net of the $74.9 million convertible debentures included in current liabilities as they are due on March 31, 2017) at September 30, 2016;

•
Reported a net loss of $25.4 million, which includes a $14.9 million non-cash impairment loss on the Company's exploration and evaluation assets, along with a $4.9 million unrealized non-cash loss on convertible debentures;

•	Experienced an increase in oil sales compared to Q2-2016 primarily as a result of a 14% increase in realized oil prices during the third quarter;

•
Achieved positive funds flow from operations of $2.3 million. Reduced operating costs and cash general and administrative costs as compared to prior periods were the main contributors to achieving positive funds flow;

•	Held 336,350 barrels of West Gharib and 393,053 barrels of West Bakr entitlement oil as inventory at quarter end; and

•	Spent $8.7 million on capital programs, which was funded entirely with funds flow from operations and cash on hand.

Q3-2016	3

2016 TO 2015 NET EARNINGS VARIANCES

	$000s	$ Per Share Diluted	% Variance
Q3-2015 net earnings (loss)[1]	(46,568)	(0.64)
Cash items
Volume variance	(5,854)	(0.08)	11
Price variance	(7,077)	(0.10)	15
Royalties	8,935	0.12	(19)
Expenses:
Production and operating	5,435	0.08	(12)
Selling costs	660	0.01	(1)
Cash general and administrative	(212)	—	—
Current income taxes	2,476	0.03	(5)
Realized foreign exchange gain (loss)	(486)	(0.01)	1
Interest on long-term debt	2	—	—
Other income	(33)	—	—
Total cash items variance	3,846	0.05	(10)
Non-cash items
Unrealized foreign exchange gain (loss)	(4,473)	(0.06)	10
Depletion, depreciation and amortization	7,000	0.10	(15)
Unrealized gain (loss) on financial instruments	(8,701)	(0.12)	19
Impairment loss	48,189	0.67	(103)
Stock-based compensation	(386)	(0.01)	1
Deferred income taxes	(24,352)	(0.34)	52
Deferred lease inducement	(4)	—	—
Amortization of deferred financing costs	80	—	—
Total non-cash items variance	17,353	0.24	(36)
Q3-2016 net earnings (loss)	(25,369)	(0.35)	(46)
Note:
[1] Diluted earnings per share for Q1-2015 is presented prior to the dilutive effect of the convertible debentures in that period.
TransGlobe recorded a net loss of $25.4 million in Q3-2016 compared to a net loss of $46.6 million in Q3-2015. The cash earnings impact of lower realized oil prices and reduced sales volumes totaled $12.9 million in aggregate compared to Q3-2015, which was partially offset by decreased royalties and current income taxes of $11.4 million. The Company achieved cost reductions related to production and operating expenses of $5.4 million in Q3-2016 primarily as a result of a decrease in oil treating fees, fuel costs and well servicing costs in Egypt. Furthermore, the Company experienced operating cost savings of $0.9 million in Q3-2016 versus Q3-2015 resulting from the relinquishment of its interests in Yemen in 2015.
The largest non-cash positive earnings variance item in Q3-2016 compared to Q3-2015 related to the impairment loss recorded on the Company's petroleum properties and goodwill in Q3-2015 in the amount of $63.1 million, for which there is a corresponding $14.9 million impairment loss recorded in Q3-2016 related to the Company's South East Gharib exploration and evaluation assets. The Q3-2015 impairment loss triggered a significant deferred income tax recovery in the prior year, which has created a negative earnings variance in the current quarter. Depletion, depreciation and amortization created a positive earnings swing of $7.0 million. The 2015 impairment loss caused a significant reduction in the accounting basis of the Company's petroleum properties, resulting in a lower depletable cost base and therefore lower depletion expense in 2016. Furthermore, the Company's Q3-2016 positive reserve revisions created further reductions in depletion expense on the Company's petroleum properties. The mark-to-market adjustment on the convertible debentures created an $8.7 million negative earnings variance, while a further $4.5 million negative variance was caused by unrealized foreign exchange losses (principally on the convertible debentures).
BUSINESS ENVIRONMENT
The Company’s financial results can be significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows Dated Brent average oil prices and U.S./Canadian dollar average exchange rates:

	2016			2015
	Q-3	Q-2	Q-1	Q-4	Q-3
Dated Brent average oil price ($/Bbl)	45.79	45.52	33.70	43.56	50.25
U.S./Canadian Dollar average exchange rate	1.305	1.289	1.375	1.335	1.309

The price of Dated Brent oil averaged 1% higher in Q3-2016 compared with Q2-2016. All of the Company’s production is priced based on Dated Brent and shared with the Egyptian government through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSC, the Contractor's share of excess ranges between 0% and 30%. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt. The balance of the production after maximum cost recovery is shared with

4	Q3-2016

the government (production sharing oil). In Egypt, depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during times of rising oil prices and will decrease in times of declining oil prices. If oil prices are sufficiently low and the Ras Gharib/Dated Brent differential is high, the cost oil portion may not be sufficient to cover operating costs and capital costs, or even operating costs alone. When this occurs, the non-recovered costs accumulate in the Company’s cost pools and are available to be offset against future cost oil during the term of the PSC and any eligible extension periods.
Egypt has been experiencing significant political changes over the past five years. While this has had an impact on the efficient operations of the government in general, business processes and the Company’s operations have generally proceeded as normal. While exploration and development activities have generally been uninterrupted, the Company experienced delays in the collection of accounts receivable from the Egyptian government up to the end of 2013. Since the end of 2013, the Company has collected a total of $336.5 million from EGPC, reducing the balance due from EGPC to $13.5 million as at September 30, 2016. As at September 30, 2016, total accounts receivable was $31.9 million, of which $17.5 million related to TransGlobe's September cargo lifting, which was sold to a third party buyer. Payment for the September cargo lifting was received in full on October 20, 2016. The Company's credit risk, as it relates to EGPC, has now been reduced due to the significant collections from EGPC combined with the 30-day collection cycle that the Company now enjoys as a result of direct marketing to third party international buyers who are generally required to post irrevocable letters of credit to support the sales prior to the cargo liftings.
OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties (Bopd)
Production Volumes

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Egypt	11,733	14,683	11,754	14,817
Yemen	—	—	—	60
Total Company	11,733	14,683	11,754	14,877

Sales Volumes (excludes volumes held as inventory)

	Three Months Ended September 30		Nine Months Ended September 30
	2016	2015	2016	2015
Egypt	11,485	13,620	12,461	13,529
Yemen	—	—	—	56
Total Company	11,485	13,620	12,461	13,585

Netback

Egypt
	Nine Months Ended September 30
	2016		2015
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	97,859	28.66	165,595	44.84
Royalties	39,942	11.70	78,341	21.21
Current taxes	10,737	3.14	20,923	5.66
Production and operating expenses	34,706	10.16	41,275	11.18
Selling costs	875	0.26	4,557	1.23
Netback	11,599	3.40	20,499	5.56

	Three Months Ended September 30
	2016		2015
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	36,376	34.43	49,307	39.35
Royalties	15,672	14.83	24,607	19.64
Current taxes	4,067	3.85	6,543	5.22
Production and operating expenses	10,945	10.36	15,497	12.37
Selling costs	—	—	660	0.53
Netback	5,692	5.39	2,000	1.59

Q3-2016	5

The netback per Bbl in Egypt increased 240% for the three months ended September 30, 2016 compared with the same period of 2015. The timing of the Company's tanker liftings can have a significant impact on netbacks if the realized price on the lifting differs substantially from the average Ras Gharib blend price for the quarter, as royalties and current taxes are valued using the quarterly average price of all Ras Gharib liftings during the quarter. The Company's Q3-2016 lifting of entitlement oil received a price of $37.28 per Bbl, whereas royalty and tax barrels were valued at $33.98 per Bbl, creating a positive impact on netbacks in the period. Conversely, in Q3-2015 the Company's lifting of entitlement oil received a price of $34.66 per Bbl versus a quarterly Ras Gharib blend average of $42.59, which negatively impacted netbacks for the third quarter of 2015.
The netback per Bbl in Egypt decreased 39% for the nine months ended September 30, 2016 compared with the same period of 2015. The decreased netback is principally the result of a reduction in realized oil prices of 36% in the nine months ended September 30, 2016 compared with the same period of 2015.
Production and operating expenses decreased by $4.6 million and $6.6 million, respectively, in the three and nine months ended September 30, 2016 compared to the same periods of 2015. This is principally the result of reduced activity levels combined with the Company's efforts to achieve cost efficiencies in a lower oil price environment. The most significant cost efficiencies were achieved in the areas of oil treating fees, fuel costs and well servicing. Even though sales volumes were lower in the current year, these cost savings have translated into a reduction in operating costs per Bbl of 16% and 9% for the three and nine months ended September 30, 2016 as compared to the same periods in 2015. Selling costs were 100% and 81% lower, respectively, on a per Bbl basis in the three and nine months ended September 30, 2016 as compared to the same periods in 2015, creating a positive impact on current period netbacks. The Company did not incur selling costs in Q3-2016 as the September cargo lifting was a joint marketing effort with EGPC, whereas selling costs on the Q3-2015 lifting amounted to $1.29 per entitlement Bbl.
Royalties and taxes as a percentage of revenue were 54% and 52%, respectively, for the three and nine months ended September 30, 2016 compared with 63% and 60%, respectively, for the same periods of 2015. Royalties and taxes are settled on a production basis, so the correlation of royalties and taxes to oil sales fluctuates depending on the timing of entitlement oil sales. If all crude oil had been sold in the period in which it was produced for the first nine months of 2016, royalties and taxes as a percentage of revenue would have been 53% and 54%, respectively, for the three and nine months ended September 30, 2016. When oil prices fall it takes more barrels to recover costs, thereby reducing (or eliminating) excess cost oil barrels, the majority of which are allocated to the government. Unrecovered costs during the period are carried forward to future quarters for recovery, should prices/revenue increase.
The average selling price during the three months ended September 30, 2016 was $34.43/Bbl, which was $11.36/Bbl lower than the average Dated Brent oil price of $45.79/Bbl for the period (Q3-2015 - $50.25/Bbl). The difference is due to a gravity/quality adjustment and is also impacted by the timing of the direct sale.

6	Q3-2016

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Nine Months Ended September 30
	2016		2015
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	12,393	3.63	19,550	5.27
Stock-based compensation	2,181	0.64	2,822	0.76
Capitalized G&A	(2,832)	(0.83)	(4,943)	(1.33)
G&A (net)	11,742	3.44	17,429	4.70

	Three Months Ended September 30
	2016		2015
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	4,352	4.12	4,707	3.76
Stock-based compensation	635	0.60	249	0.20
Capitalized G&A	(893)	(0.85)	(1,464)	(1.17)
G&A (net)	4,094	3.87	3,492	2.79
G&A expenses (net) for the three months ended September 30, 2016 increased 17%, as compared with the same period in 2015 (39% increase on a per bbl basis). G&A expenses (net) for the nine months ended September 30, 2016 decreased 33% as compared with the same period in 2015 (27% decrease on a per bbl basis). G&A (gross) has decreased $7.2 million in the first three quarters of 2016 principally due to a reduction to payroll and staffing alignment expenditures, as the Company is now realizing the cost savings associated with the structural staffing changes made in 2015. The Company also achieved substantial reductions in insurance costs and professional/consulting fees.
Equity-settled stock-based compensation expense for the three and nine months ended September 30, 2016 decreased $0.2 million and $0.8 million, respectively, as compared with the same periods in 2015 which is mainly the result of a decrease in the fair value of stock options granted in 2016 as compared to 2015. Cash-settled stock-based compensation expense for the three and nine months ended September 30, 2016 increased $0.6 million and $0.2 million, respectively, as compared with the same periods in 2015. The increase in cash-settled stock-based compensation expense is related to a increased number of cash-settled stock-based compensation units issued during Q2-2016 as compared to Q2-2015, along with the relative weakness in the share price in 2015 as compared to 2016.
FINANCE COSTS
Finance costs for the three and nine months ended September 30, 2016 were $1.5 million and $4.4 million, respectively (2015 - $1.6 million and $4.8 million, respectively). Interest expense on the convertible debentures for the three and nine month periods ended September 30, 2016 were $1.1 million and $3.3 million, respectively (2015 - $1.2 million and $3.5 million, respectively). The decrease in this portion of the interest expense is due to foreign exchange fluctuations, as the interest on the convertible debentures is paid in Canadian dollars. The remaining decrease in interest expense is due to a lower utilization of the Company's Borrowing Base Facility as at September 30, 2016 compared to September 30, 2015.

	Three Months Ended September 30		Nine Months Ended September 30
(000s)	2016	2015	2016	2015
Interest expense	$1,351	$1,353	$3,935	$4,146
Amortization of deferred financing costs	119	199	420	661
Finance costs	$1,470	$1,552	$4,355	$4,807
The Company had no long-term debt outstanding under the Borrowing Base Facility as at September 30, 2016 (September 30, 2015 - $nil). As at September 30, 2016 the borrowing base available to the Company was $20.1 million (September 30, 2015 - $39.3 million). The Borrowing Base Facility bears interest at LIBOR plus an applicable margin that varies from 5.0% to 5.5% depending on the amount drawn under the facility, and the term of the facility extends to December 31, 2017.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$13.63 per common share. The debentures were not redeemable by the Company on or before March 31, 2015 other than in limited circumstances described below or in connection with a change of control of TransGlobe. The conversion price of the convertible debentures is adjusted for any amounts paid out as dividends on the common shares of the Company. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations. On October 17, 2016, a meeting of the Company's debenture holders was held to approve certain amendments to the outstanding debentures. The amendments were approved, and TransGlobe now has the right to redeem all outstanding debentures at any point in time at a price equal to the principal amount outstanding, plus accrued and unpaid interest up to (but excluding) the redemption date, plus an interest penalty equal to interest otherwise due up to but excluding the maturity date.

DEPLETION AND DEPRECIATION (“DD&A”)

Q3-2016	7

	Nine Months Ended September 30
	2016		2015
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	24,172	7.08	37,041	10.03
Corporate	366	—	319	—
	24,538	7.19	37,360	10.07

	Three Months Ended September 30
	2016		2015
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	6,317	5.98	13,337	10.64
Corporate	122	—	102	—
	6,439	6.09	13,439	10.73
In Egypt, DD&A decreased 53% and 35%, respectively, on a per Bbl basis in the three and nine months ended September 30, 2016 compared to the same periods in 2015. The decrease is primarily related to a lower depletable cost base, which is the result of impairment losses booked in 2015, along with a 44% reduction in future development costs. In addition, the Company's Q3-2016 positive reserve revisions created further reductions in depletion expense on a per bbl basis.
IMPAIRMENT LOSS
The Company recorded an impairment loss of $14.9 million on its exploration and evaluation assets during the third quarter of 2016. The impairment related to the South East Gharib concession in Egypt and represents the entire intangible exploration and evaluation asset balance at South East Gharib as at September 30, 2016. It was determined that an impairment loss was necessary as no commercially viable quantities of oil have been discovered at South East Gharib, and no further drilling activities are planned.
CAPITAL EXPENDITURES

	Nine Months Ended September 30
($000s)	2016	2015
Egypt	17,794	39,880
Corporate	—	145
Total	17,794	40,025
In Egypt, total capital expenditures in the first nine months of 2016 were $17.8 million (2015 - $39.9 million). The Company's 2016 drilling program commenced in the second quarter of the year. During the first nine months of the year, the Company drilled two development oil wells in the South-K field at West Bakr, eight exploration wells at North West Gharib and two exploration wells at South East Gharib.
Workovers contributed $1.2 million to the Company's capital spending, and the Company spent $1.5 million on facilities construction and improvements. The Company also capitalized $2.8 million of G&A costs related to capital projects.

OUTSTANDING SHARE DATA
As at September 30, 2016, the Company had 72,205,369 common shares issued and outstanding and 6,045,953 stock options issued and outstanding, which are exercisable in accordance with their terms into an equal number of common shares of the Company.
NORMAL COURSE ISSUER BID
On March 25, 2015, the Toronto Stock Exchange ("TSX") accepted the Company's notice of intention to make a Normal Course Issuer Bid ("NCIB") for its common shares. The NCIB, which commenced on March 31, 2015 and terminated on March 30, 2016, provided the Company with the right to acquire up to 6,207,585 common shares, which was equal to 10% of the public float. During 2015, the Company repurchased and cancelled 3,103,792 common shares under the NCIB. No common shares were repurchased under the NCIB during the three and nine months ended September 30, 2016. The Company has not renewed the NCIB.

8	Q3-2016

LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. As a direct result of a lower oil price environment, TransGlobe’s debt-to-funds flow from operations ratio has deteriorated significantly since late 2014, and was negative at September 30, 2016 as a result of negative funds flow for the trailing 12 months. The Company's debt-to-funds flow from operations ratio will continue to experience downward pressure until oil prices improve. Despite the deterioration of this particular ratio, the Company remains in a relatively strong financial position due to prudent capital resource management. TransGlobe's management will continue to steward capital programs and focus on cost reductions in order to maintain as much balance sheet strength as possible through the current low oil price environment.
The table below illustrates TransGlobe’s sources and uses of cash during the periods ended September 30, 2016 and 2015:

Sources and Uses of Cash
	Nine Months Ended September 30
($000s)	2016	2015
Cash sourced
Funds flow from operations[1]	1,543	2,206
Transfer from restricted cash	289	—
Exercise of stock options	—	208
	1,832	2,414
Cash used
Capital expenditures	17,794	40,025
Dividends paid	—	11,060
Transfer to restricted cash	—	2
Purchase of common shares	—	12,221
Finance costs	5,007	5,438
Other	1,128	1,581
	23,929	70,327
	(22,097)	(67,913)
Changes in non-cash working capital	(4,408)	54,397
Increase (decrease) in cash and cash equivalents	(26,505)	(13,516)
Cash and cash equivalents – beginning of period	126,910	140,390
Cash and cash equivalents – end of period	100,405	126,874
[1]  Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

Funding for the Company’s capital expenditures was provided by funds flow from operations and cash on hand. The Company expects to fund its 2016 exploration and development program including contractual commitments through the use of working capital. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.
Working capital is the amount by which current assets exceed current liabilities. At September 30, 2016, the Company had working capital of $53.0 million (December 31, 2015 - $153.8 million). The decrease to working capital in Q3-2016 is principally due to the reclassification of the convertible debt to current liabilities. Since the maturation of the convertible debentures is within one year of the balance sheet date, they must now be presented as current liabilities, which has a significant impact on the Company's working capital balance. The Company's working capital has also been negatively impacted by reduced oil prices. The Company now has a very manageable receivable balance of $13.5 million due from EGPC, and enjoys a 30-day cash collection cycle on directly marketed crude oil sales to third party international buyers who are generally required to post irrevocable letters of credit to support the sales prior to the cargo liftings, which has significantly reduced the Company's credit risk profile. The Company's third cargo lifting of the year was completed in September and proceeds from the lifting were received in October. Management is currently negotiating the timing of liftings for the fourth quarter of 2016 and 2017 with EGPC. As at September 30, 2016, the Company held 729,403 barrels of entitlement oil as inventory.
To date, the Company has experienced no difficulties with transferring funds abroad.
At September 30, 2016, TransGlobe had $20.1 million available under a Borrowing Base Facility of which no amounts were drawn, however, the Company was utilizing $18.0 million in the form of letters of credit primarily to support its work commitments under the Egyptian PSCs signed in 2013.

Q3-2016	9

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)			Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued	Yes-Liability	20,058	20,058	—	—	—
liabilities
Convertible debentures	Yes-Liability	74,854	74,854	—	—	—
Office, equipment and drilling rig leases	No	5,359	2,573	1,586	1,200	—
Minimum work commitments[3]	No	21,800	12,140	9,660	—	—
Total		122,071	109,625	11,246	1,200	—

[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.

[2]	Payments denominated in foreign currencies have been translated at September 30, 2016 exchange rates.

[3]	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company is subject to certain office and equipment leases.
Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million ($7.5 million remaining) and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013. As at September 30, 2016, the Company had expended $27.5 million towards meeting that commitment. The Company has received a six month extension to the initial exploration period, which now extends to May 7, 2017.
Pursuant to the PSC for South East Gharib in Egypt, the Company had a minimum financial commitment of $7.5 million and a work commitment for two wells, 200 square kilometers of 3-D seismic and 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. Since no commercially viable quantities of oil have been discovered at South East Gharib, the Company intends to relinquish its interest in the concession upon completion of the initial three-year exploration period.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million ($4.7 million remaining)and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at September 30, 2016, the Company had expended $5.3 million towards meeting that commitment.

Pursuant to the PSC for South Ghazalat in Egypt, the Company had a minimum financial commitment of $8.0 million and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at September 30, 2016, the Company had met its financial commitment.
Pursuant to the PSC for North West Sitra in Egypt, the Company has a minimum financial commitment of $10.0 million ($9.7 million remaining) and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three and a half year exploration period, which commenced on January 8, 2015. As at September 30, 2016, the Company had expended $0.3 million towards meeting that commitment.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at September 30, 2016.
DERIVATIVE COMMODITY CONTRACTS
The Company’s operational results and financial condition are dependent on the commodity prices received for its oil production. TransGlobe uses hedging arrangements from time to time as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs.
The Company did not purchase any derivative commodity contracts during Q3-2016. As there were no outstanding derivative commodity contracts at September 30, 2016 or December 31, 2015, no assets or liabilities have been recognized on the Consolidated Balance Sheets for the respective periods.
The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.

10	Q3-2016

INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
No changes were made to the Company’s internal control over financial reporting during the period ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Q3-2016	11